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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                                     				            				SEC FILE NUMBER
                                                             0-26938
                             FORM 12B-25                 ---------------
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                       NOTIFICATION OF LATE FILING

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                                                          CUSIP NUMBER
                                                           436936 10 8
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(Check One):   [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
               [ X ] Form 10-Q    [   ] Form N-SAR

          For Period Ended:  December 31, 1998
                           -------------------------
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
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          Read Attached Instruction Sheet Before Preparing Form.
                           Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If  the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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Home Health Corporation of America, Inc.
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Full Name of Registrant

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Former Name if Applicable

2200 Renaissance Boulevard, Suite 300
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Address of Principal Executive Office (Street and Number)

King of Prussia, PA  19406
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City, State and Zip Code
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
[ X ] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Home Health Corporation of America, Inc. (the "Company") filed a Form 8-K on February 9, 1999 related to the resignation of PricewaterhouseCoopers LLP as its independent accountants. Management has determined that it may be necessary to writedown a portion of its goodwill recorded in connection with previous acquisitions. The Company has not hired a new independent accountant as of the date of this report. The complexity associated with interpreting the results of management's analyses of its ongoing operations without the

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assistance of the Company's accountants will require a delay in the completion of the Company's operating results for the three months ended December 31, 1998 and therefore the Form 10-Q filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   David S. Geller			                    610		            272-1717
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             (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).       [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        [ X ] Yes  [   ] No

     If   so,  attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for the three months ended December 31, 1998 will be significantly different from the corresponding period of the prior fiscal year. The Company reported a net loss of $23.9 million for the three months ended December 31, 1997. The Company expects to report a loss during the three months ended December 31, 1998 of between $40 million to $60 million. The Company generated a pre-tax operating loss from its Medicare cost-reimbursed nursing agencies in fiscal 1999 aggregating approximately $3.6 million for the three months ended December 31, 1998, whereas the Company recorded no such losses in the corresponding period of the prior year. The Company has also recorded a reduction of net revenues of approximately $4.1 million for the three months ended December
31, 1998 for retroactive cost report adjustments and changes in estimated outcomes of prior year cost report adjustments under appeal with Medicare. Additionally, the provision for doubtful accounts for the three months ended December 31, 1998 is expected to exceed the comparable prior period amount by approximately $6.0 million as a result of increases in the historical percentages applied to the accounts receivable aging categories during the three months ended December 31, 1998. The Company also expects to record a significant writedown of goodwill during the three months ended December 31, 1998. The amount of the goodwill writedown has not yet been determined (See
Part III above). The Company recorded a writedown of goodwill of $23.5 million for the corresponding period of the prior year.

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               			HOME HEALTH CORPORATION OF AMERICA, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      February 17, 1999                  By  /s/ David S. Geller
     -----------------------------           ------------------------------
                                     								Chief Financial Officer
                                             (Principal Accounting and
                                              Financial Officer)

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                 Attention
Intentional Misstatements Or Omissions Of Fact Constitutes Federal Criminal
                     Violations (See 18 U.S.C. 1001).
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                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

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